Exhibit 99.1

XTL Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

RAMAT GAN, ISRAEL, Dec. 24, 2025 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”), announced today that it has received a notification letter from The Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated December 22, 2025, notifying the Company that based on XTL’s closing bid price for the last 30 consecutive business days, the Company currently does not meet the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s American Depositary Shares (“ADSs”), and the ADSs will continue to trade uninterrupted under the symbol “XTLB”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until June 22, 2026, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide XTL with written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance, XTL may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If XTL meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

XTL is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirements. Although XTL will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

About XTL Biopharmaceuticals Ltd.

XTL is an IP portfolio company.  XTL holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company, and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease. The Social Proxy is a web data AI company, developing and powering a unique ethical, IP based, proxy data extraction platform for AI and BI applications at scale.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) whether to the Company will be able to receive sub-licensing fees relating to its Hcdr1 intellectual property, (ii) the Company’s ability to successfully manage and integrate The Social Proxy and any other joint ventures, acquisitions of businesses, solutions or technologies; (iii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iv) the ability to attract and retain qualified employees and key personnel; (v) adverse effects of increased competition on the Company’s future business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 611 6666
Email: info@xtlbio.com
www.xtlbio.com